SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. _____)*

JD.com, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value $0.00002 per share
(Title of Class of Securities)

47215P106**
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[X] Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**
There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 47215P106 has been assigned to the American Depositary Shares (“ADSs”) of the Company, each representing two Class A Ordinary Shares, which are quoted on The NASDAQ Global Select Market under the symbol “JD.”

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47215P106	SCHEDULE 13G	Page 2 of 8 Pages

1	Names of Reporting Persons Best Alliance International Holdings Limited
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 178,937,180 Class A Ordinary Shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 178,937,180 Class A Ordinary Shares(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 178,937,180 Class A Ordinary Shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
11	Percent of Class Represented by Amount in Row 9 8.1%(2)
12	Type of Reporting Person (See Instructions) OO

(1) Represents the aggregate of 137,877,508 Class A Ordinary Shares and 20,529,836 ADSs representing 41,059,672 Class A Ordinary Shares held by Best Alliance International Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13G.

(2) The percentage set forth above is calculated based upon an aggregate of 2,207,460,751 Class A Ordinary Shares reported to be outstanding in the Company’s Rule 424(b)(4) prospectus filed with the Securities Exchange Commission on December 3, 2014.

CUSIP No. 47215P106	SCHEDULE 13G	Page 3 of 8 Pages

1	Names of Reporting Persons Capital Today China Growth Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 178,937,180 Class A Ordinary Shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 178,937,180 Class A Ordinary Shares(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 178,937,180 Class A Ordinary Shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
11	Percent of Class Represented by Amount in Row 9 8.1%(2)
12	Type of Reporting Person (See Instructions) PN

(1) Represents the aggregate of 137,877,508 Class A Ordinary Shares and 20,529,836 ADSs representing 41,059,672 Class A Ordinary Shares held by Best Alliance International Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13G.

(2) The percentage set forth above is calculated based upon an aggregate of 2,207,460,751 Class A Ordinary Shares reported to be outstanding in the Company’s Rule 424(b)(4) prospectus filed with the Securities Exchange Commission on December 3, 2014.

CUSIP No. 47215P106	SCHEDULE 13G	Page 4 of 8 Pages

1	Names of Reporting Persons Capital Today China Growth GenPar, Ltd.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 178,937,180 Class A Ordinary Shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 178,937,180 Class A Ordinary Shares(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 178,937,180 Class A Ordinary Shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
11	Percent of Class Represented by Amount in Row 9 8.1%(2)
12	Type of Reporting Person (See Instructions) OO

(1) Represents the aggregate of 137,877,508 Class A Ordinary Shares and 20,529,836 ADSs representing 41,059,672 Class A Ordinary Shares held by Best Alliance International Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13G.

(2) The percentage set forth above is calculated based upon an aggregate of 2,207,460,751 Class A Ordinary Shares reported to be outstanding in the Company’s Rule 424(b)(4) prospectus filed with the Securities Exchange Commission on December 3, 2014.

CUSIP No. 47215P106	SCHEDULE 13G	Page 5 of 8 Pages

1	Names of Reporting Persons Capital Today Partners Limited
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 178,937,180 Class A Ordinary Shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 178,937,180 Class A Ordinary Shares(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 178,937,180 Class A Ordinary Shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
11	Percent of Class Represented by Amount in Row 9 8.1%(2)
12	Type of Reporting Person (See Instructions) OO

(1) Represents the aggregate of 137,877,508 Class A Ordinary Shares and 20,529,836 ADSs representing 41,059,672 Class A Ordinary Shares held by Best Alliance International Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13G.

(2) The percentage set forth above is calculated based upon an aggregate of 2,207,460,751 Class A Ordinary Shares reported to be outstanding in the Company’s Rule 424(b)(4) prospectus filed with the Securities Exchange Commission on December 3, 2014.

CUSIP No. 47215P106	SCHEDULE 13G	Page 6 of 8 Pages

1	Names of Reporting Persons Xin Xu
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ ]
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 178,937,180 Class A Ordinary Shares(1)
	6	Shared Voting Power 0
	7	Sole Dispositive Power 178,937,180 Class A Ordinary Shares(1)
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 178,937,180 Class A Ordinary Shares(1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)
11	Percent of Class Represented by Amount in Row 9 8.1%(2)
12	Type of Reporting Person (See Instructions) IN

(1) Represents the aggregate of 137,877,508 Class A Ordinary Shares and 20,529,836 ADSs representing 41,059,672 Class A Ordinary Shares held by Best Alliance International Holdings Limited. The reporting persons expressly disclaim status as a group for purposes of this Schedule 13G.

(2) The percentage set forth above is calculated based upon an aggregate of 2,207,460,751 Class A Ordinary Shares reported to be outstanding in the Company’s Rule 424(b)(4) prospectus filed with the Securities Exchange Commission on December 3, 2014.

CUSIP No. 47215P106	SCHEDULE 13G	Page 7 of 8 Pages

Item 1(a). Name of Issuer:

The name of the issuer is JD.com, Inc. (the “Company”).
________________________________________________________________

Item 1(b). Address of Issuer's Principal Executive Offices:

The Company’s principal executive office is located at 10th Floor, Building A, North Star Century Center, No. 8 Beichen West Street, Chaoyang District, Beijing 100101, the People's Republic of China.
_________________________________________________________________

Item 2(a). Name of Person Filing:

(1) Best Alliance International Holdings Limited

(2) Capital Today China Growth Fund, L.P.

(3) Capital Today China Growth GenPar, Ltd.

(4) Capital Today Partners Limited

(5) Xin Xu

Best Alliance International Holdings Limited is a company incorporated in the British Virgin Islands, and controlled by Capital Today China Growth Fund, L.P., a limited partnership organized under the laws of the Cayman Islands. The general partner of Capital Today China Growth Fund, L.P. is Capital Today China Growth GenPar, Ltd., a Cayman Islands company, which is controlled by Capital Today Partners Limited, a British Virgin Islands company. Capital Today Partners Limited is wholly owned by Xin Xu. Xin Xu disclaims the beneficial ownership with respect to the shares held by Best Alliance International Holdings Limited except to the extent of her pecuniary interest therein.

________________________________________________________________

Item 2(b). Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the reporting persons is c/o Capital Today, 9th Floor, Tung Ning Building, 249-253 Des Voeux Road Central, Hong Kong.
_________________________________________________________________

Item 2(c). Citizenship:

The information required by Item 2(c) is set forth in Row 4 of the cover page for each of the reporting persons and is incorporated herein by reference.
_________________________________________________________________

Item 2(d). Title of Class of Securities:

Class A Ordinary Shares, par value $0.00002 per share

American Depositary Shares, each representing two Class A Ordinary Shares, par value $0.00002 per share
_________________________________________________________________

Item 2(e). CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares.  CUSIP number 47215P106 has been assigned to the ADSs of the Company, which are quoted on The NASDAQ Global Select Market under the symbol “JD.”
______________________________________________________________

CUSIP No. 47215P106	SCHEDULE 13G	Page 8 of 8 Pages

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

The information required by Items 4(a) – (c) is set forth in Rows 5-11 of the cover page for each of the reporting persons and is incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

Signature

 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BEST ALLIANCE INTERNATIONAL HOLDINGS LIMITED
February 11, 2015
Date /s/ Xin Xu
Signature Xin Xu/Authorized Signatory
Name/Title
CAPITAL TODAY CHINA GROWTH FUND, L.P. By: Capital Today China Growth GenPar, Ltd., its general partner
February 11, 2015
Date /s/ Xin Xu
Signature Xin Xu/Authorized Signatory
Name/Title
CAPITAL TODAY CHINA GROWTH GENPAR, LTD.
February 11, 2015
Date /s/ Xin Xu
Signature Xin Xu/Authorized Signatory
Name/Title

CAPITAL TODAY PARTNERS LIMITED
February 11, 2015
Date /s/ Xin Xu
Signature Xin Xu/Authorized Signatory
Name/Title
XIN XU
February 11, 2015
Date /s/ Xin Xu
Signature Xin Xu
Name/Title

List of Exhibits

Exhibit No	Description
99.1	Joint Filing Agreement

Exhibit 99.1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of this statement on Schedule 13G (including any and all amendments thereto) with respect to the Class A Ordinary Shares, par value $0.00002 per share and American Depositary Shares, each representing two Class A Ordinary Shares, par value $0.00002 per share, of JD.com, Inc., a Cayman Islands company, and to the filing of this agreement as an exhibit thereto.  This agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

[Signature page to follow]

Signature Page

IN WITNESS WHEREOF, the undersigned hereby execute this agreement as of February 11, 2015.

BEST ALLIANCE INTERNATIONAL HOLDINGS LIMITED
By:	/s/ Xin Xu
Name: Xin Xu
Title: Authorized Signatory

CAPITAL TODAY CHINA GROWTH FUND, L.P. By: Capital Today China Growth GenPar, Ltd., its general partner
By:	/s/ Xin Xu
Name: Xin Xu
Title: Authorized Signatory

CAPITAL TODAY CHINA GROWTH GENPAR, LTD.
By:	/s/ Xin Xu
Name: Xin Xu
Title: Authorized Signatory

CAPITAL TODAY PARTNERS LIMITED
By:	/s/ Xin Xu
Name: Xin Xu
Title: Authorized Signatory

/s/ Xin Xu
XIN XU